UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13d

(Amendment No.  )*

Under the Securities Exchange Act of 1934

EDGIO, INC.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

53261M104
(CUSIP Number)

David A. Sirignano, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW

Washington, DC 20004-2541

(202) 739-3000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 15, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS College Top Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,812,429
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,812,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,812,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON CO

2

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS College Parent L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,812,429
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,812,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,812,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON PN

3

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS College Parent Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,812,429
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,812,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,812,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON OO

4

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS AP IX College Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,812,429
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,812,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,812,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON PN

5

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS AP IX College Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,812,429
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,812,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,812,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON OO

6

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS Apollo Management IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,812,429
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,812,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,812,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON PN

7

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS AIF IX Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,812,429
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,812,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,812,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON OO

8

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS Apollo Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,812,429
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,812,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,812,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON PN

9

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS Apollo Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,812,429
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,812,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,812,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON OO

10

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS Apollo Management Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,812,429
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,812,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,812,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON PN

11

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS Apollo Management Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,812,429
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,812,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,812,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON OO

12

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to common stock, par value $0.001 per share (the “Common Stock”), of EDGIO, Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 2222 West 14th Street, Tempe, AZ 85281.

Item 2.	Identity and Background

This Schedule 13D is filed jointly by: (i) College Top Holdings, Inc., (ii) College Parent L.P.; (iii) College Parent Holdings GP, LLC; (iv) AP IX College Holdings, L.P.; (v) AP IX College Holdings GP, LLC; (vi) Apollo Management IX, L.P.; (vii) AIF IX Management, LLC; (viii) Apollo Management, L.P.;(ix) Apollo Management GP, LLC; (x) Apollo Management Holdings, L.P.; and (xi) Apollo Management Holdings GP, LLC. The foregoing are referred to herein collectively as the “Reporting Persons.”

College Top Holdings, Inc. (“College Holdings”) holds securities of the Issuer. College Parent L.P. (“Parent”) is the sole shareholder of College Holdings. College Parent Holdings GP, LLC (“Parent GP”) serves as the general partner of Parent. AP IX College Holdings, L.P. (“AP IX College”) is the sole member of College GP. AP IX College Holdings GP, LLC (“AP IX College GP”) is the general partner of AP IX College. Apollo Management IX, L.P. (“Management IX”) is the non-member manager of AP IX College GP. The general partner of Management IX is AIF IX Management, LLC (“AIF IX LLC”). Apollo Management, L.P. (“Apollo LP”) is the sole member and manager of AIF IX LLC. Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo LP. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member of Management GP. Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers and managers of Management Holdings GP as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The address of the principal office of Parent GP and AP IX College GP is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address of the principal office of College Holdings and Parent is 770 Broadway, 9th Floor, NY, New York 10003. The address of the principal office of AP IX College, Management IX, AIF IX LLC, Apollo LP, Management GP, Management Holdings, and Management Holdings GP is 9 West 57th Street, New York, NY 10019.

Citizenship:

College Holdings	Delaware
Parent	Delaware
Parent GP	Delaware
AP IX College	Delaware
AP IX College GP	Delaware
Management IX	Delaware
AIF IX LLC	Delaware
Apollo LP	Delaware
Management GP	Delaware
Management Holdings	Delaware
Management Holdings GP	Delaware

13

Item 3.	Source and Amount of Funds

On June 15, 2022, the Issuer completed the previously announced Transaction (as defined below) pursuant to the Stock Purchase Agreement dated as of March 6, 2022 (the “Purchase Agreement”) by and between the Issuer and Parent, pursuant to which the Issuer acquired all of the outstanding shares of common stock of Edgecast Inc., a California corporation and an indirect, wholly-owned subsidiary of Parent (“Edgecast”), and certain Edgecast-related businesses and assets as specified in the Purchase Agreement (the “Transaction”). College Holdings received an additional $30,000,000 worth of the Issuer’s Common Stock in exchange for a one-time payment by Parent of $30,000,000, at the share price of $4.1168 (which is the 30-day trailing VWAP as of March 4, 2022).

Item 4.	Purpose of the Transaction

All of the shares of Common Stock that are held of record by College Holdings and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through representation on the Issuer’s board of directors (the “Board”) and through certain rights pursuant to the Stockholders Agreement and Investor Rights Agreement described below in Item 6 and included hereto as Exhibit B and Exhibit C. The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in each case in any manner permitted by law and the Stockholders Agreement. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of the Common Stock by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	80,812,429
Sole Dispositive Power	0
Shared Dispositive Power	80,812,429

The Reporting Persons’ aggregate percentage beneficial ownership of the total amount of Common Stock outstanding is 36.9%, based on a total of 138,193,658 shares of Common Stock outstanding as of June 15, 2022, before giving effect to the issuance of 80,812,429 shares in the Transaction.

Each of the entities listed above other than College Holdings disclaims beneficial ownership of any shares of the Common stock owned of record by College Holdings, except to the extent of any pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Except as described above and in Items 4 and 6 of this Schedule 13D, which information is incorporated herein by reference, none of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this Schedule 13D.

(d) & (e) Not applicable.

14

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer

Stock Purchase Agreement

The Issuer entered into the Purchase Agreement with Parent, pursuant to which the Issuer acquired all of Parent’s right, title and interest in and to all of the outstanding shares of common stock of Edgecast and certain specified assets for an aggregate number of shares of Common Stock representing a value of approximately $300 million (the “Purchaser Common Share Closing Consideration”), subject to the terms and conditions of the Purchase Agreement. The Purchaser Common Share Closing Consideration also included a $30 million investment in the Issuer by Parent. Parent can also receive up to an additional 12.7 million shares of Common Stock representing up to an additional $100 million in consideration, over the period ending on the third anniversary of the closing of the Transaction, subject to the achievement of certain share-price targets. The stockholders or partners, as applicable, of the Issuer and Parent have approved the Purchase Agreement and the Transaction.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

Stockholders Agreement

At the Closing, pursuant to the Purchase Agreement, the Company and College Holdings entered into a Stockholders Agreement (the “Stockholders Agreement”), pursuant to which, among other things, the Company appointed the two designees discussed below designated by College Holdings to the Board. Under the Stockholders Agreement, for so long as College Holdings beneficially owns a number of Common Stock representing more than 10% of the then outstanding Common Stock, College Holdings will maintain the right to nominate for election designees designated by College Holdings. The Company will also cause the Board to nominate for election that number of individuals designated by College Holdings that, if elected, would result in three designees of College Holdings serving on the Board until the earlier of such time as College Holdings beneficially owns a number of Common Stock representing less than 30% of the number of outstanding Common Stock, after which time College Holding’s designation rights will be reduced to two designees until such time as College Holdings beneficially owns Common Stock representing less than 20% of the number of outstanding Common Stock, after which time College Holding’s designation rights will be reduced to one designee.

At the Closing, the Board consists of eight directors: two designees of College Holdings and six individuals who were directors of the Company prior to the Closing. As soon as practicable following the Closing, the Board will also appoint an additional designee designated by College Holdings, who shall be an independent director under the rules and regulations of Nasdaq Global Select Market and the U.S. Securities and Exchange Commission.

Pursuant to the Stockholders Agreement and subject to certain exceptions, College Holdings agreed, for the Relevant Restricted Period (as defined in the Stockholders Agreement) after the Closing, not to Transfer (as defined in the Stockholders Agreement) any Common Stock and Company Earnout Shares held by College Holdings as of the Closing after giving effect to the Pre-Closing Restructuring (as defined in the Purchase Agreement).

The Stockholders Agreement also contains certain restrictions on the Company, for so long as College Holdings continues to beneficially own at least 50% of the Common Stock, the Company may not take the following actions without the prior written consent of College Holdings, such approval not to be unreasonably withheld: (i) amend the organizational documents of the Company or any of its material subsidiaries in any manner that would be disproportionately adverse to College Holdings, (ii) change the size of the Board and (iii) undertake any liquidation, dissolution or winding up of the Company.

The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the full text of the Stockholders Agreement, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference.

Registration Rights Agreement

At the Closing, pursuant to the Purchase Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with College Holdings (together with any other party that may become a party to the Registration Rights Agreement, “Holders”). Pursuant to the Registration Rights Agreement, among other things, and on the terms and subject to certain limitations set forth therein, the Company is obligated to use commercially reasonable efforts to prepare and file on or prior to the first expiration date of the Relevant Restricted Period (as defined in the Registration Rights Agreement) a registration statement registering Common Stock held by Holders, including any Company Earnout Shares acquired by Holders in accordance with the Purchase Agreement.

15

The Registration Rights Agreement also provides Holders with certain customary piggyback registration rights.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration or offering and the Company’s right to delay or withdraw a registration statement under certain circumstances.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit C and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
Exhibit A	Stock Purchase Agreement, dated March 6, 2022, by and between the Company (formerly Limelight Networks, Inc.) and Parent (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on March 7, 2022)
Exhibit B	Stockholders Agreement, dated June 15, 2022, by and between the Company (formerly Limelight Networks, Inc.) and College Holdings (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 15, 2022)
Exhibit C	Registration Rights Agreement, dated June 15, 2022, by and between the Company (formerly Limelight Networks, Inc.) and College Holdings (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on June 15, 2022)
Exhibit D	Joint Filing Agreement

16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2022

COLLEGE TOP HOLDINGS, INC.

By:	College Parent L.P.,
its sole shareholder

	By:	College Parent Holdings GP, LLC
its general partner

		By:	AP IX College Holdings, L.P.,
its sole member

			By:	AP IX College Holdings GP, LLC,
its general partner

				By:	/s/ James Elworth
James Elworth
Vice President

COLLEGE PARENT L.P.

By:	College Parent Holdings GP, LLC
its general partner

	By:	AP IX College Holdings, L.P.,
its sole member

		By:	AP IX College Holdings GP, LLC,
its general partner

			By:	/s/ James Elworth
James Elworth
Vice President

COLLEGE PARENT HOLDINGS GP, LLC

By:	AP IX College Holdings, L.P.,
its sole member

	By:	AP IX College Holdings GP, LLC,
its general partner

		By:	/s/ James Elworth
James Elworth
Vice President

AP IX COLLEGE HOLDINGS, L.P.

By:	AP IX College Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AP IX COLLEGE HOLDINGS GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT IX, L.P.

By:	AIF IX Management, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AIF IX MANAGEMENT, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT GP, LLC

By:		/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:		Apollo Management Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:		/s/ James Elworth
James Elworth
Vice President

APPENDIX A

To Item 2 of Schedule 13D

The following sets forth information with respect to certain of the executive officers and managers of Management Holdings GP. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Managers, Directors and Principal Executive Officers of Management Holdings GP

The managers and executive officers of Management Holdings GP are Marc Rowan, Scott Kleinman, and James Zelter. The principal occupation of each of Messrs. Rowan, Kleinman, and Zelter is to act as executive officer, manager and director of Management Holdings GP and other related investment managers and advisors.

None of Messrs. Rowan, Kleinman, and Zelter effected any transactions in the Common Stock during the past 60 days.

The business address of each of Messrs. Rowan, Kleinman, and Zelter is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019. Messrs. Rowan, Kleinman, and Zelter are each a citizen of the United States. Each of Messrs. Rowan, Kleinman, and Zelter disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.